UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company (Issuer))

ASAHI KASEI CORPORATION

ASCLEPIUS SUBSIDIARY CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Takashi Shimodaira

General Manager, 1st Group, Legal Dept.

Asahi Kasei Corporation

1-105 Kanda Jinbocho, Chiyoda-ku

Tokyo, Japan, 101-8101

+81 3 3296 3009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher E. Austin

John Palenberg

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,259,915,810	$258,987

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 24,300,170 shares of common stock, $0.01 par value per share, of ZOLL Medical Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of, as of March 9, 2012, (i) 22,277,142 Shares issued and outstanding (including 162,318 Shares in respect of outstanding restricted stock awards) and (ii) 2,023,028 Shares issuable upon the exercise of outstanding options) multiplied by (b) the offer price of $93.00 per Share.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $258,987	Filing Party: Asahi Kasei Corporation, Asclepius Subsidiary Corporation
Form or Registration No.: Schedule TO-T	Date Filed: March 26, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”), originally filed with the SEC on March 26, 2012 by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Asahi Kasei”), to purchase all outstanding shares of common stock, par value $0.01 (the “Shares”), of ZOLL Medical Corporation, a Massachusetts corporation (“ZOLL”), at a price of $93.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2012 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

The following sentence is inserted at the end of the second paragraph in Section 10—“Background of the Offer; Contacts with ZOLL” of the Offer to Purchase:

“ZOLL informed Asahi Kasei that if Asahi Kasei acquired ADMIS, ZOLL would likely seek an alternative authorized quality and regulatory representative in Japan to avoid being captive to its distributor.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The following is added at the end of the third sentence of the second paragraph in Section 15—“Certain Legal Matters – Appraisal Rights” of the Offer to Purchase:

“and, as part of the settlement of litigation challenging the Offer and the Merger (see Section 15—“Certain Legal Matters – Litigation”), ZOLL has agreed that in any proceeding by an individual shareholder pursuant to Section 13.02, ZOLL will not assert as a defense that this exception applies to the Merger. As discussed above, however, Section 13.02 has not been the subject of judicial interpretation in these circumstances and it is possible that the court will determine that the exception applies and that ZOLL’s shareholders are not entitled to appraisal rights under Massachusetts law notwithstanding ZOLL’s agreement referred to above.”

The following is inserted after the second paragraph in Section 15—“Certain Legal Matters – Litigation” of the Offer to Purchase:

“On April 12, 2012, counsel for the parties to the action captioned Buxton v. ZOLL Medical Corp., et al., (Case No. 12-1190 BLS) (the “Litigation”), reached an agreement in principle under which they agreed on the terms of a settlement of the Litigation. ZOLL and the members of the ZOLL Board, together with Asahi Kasei, Asahi Kasei Holdings US, Inc. and Purchaser, are referred to herein as the “Defendants.” The proposed settlement is conditioned upon, among other things, final approval of the proposed settlement by the court in the Litigation. The settling parties agreed that ZOLL will provide certain supplemental disclosures to the Schedule 14D-9, which are set forth in ZOLL’s Amendment No. 4 to the Schedule 14D-9, filed with the SEC on April 13, 2012 and, in part, in this Amendment. In addition, the settling parties agreed that in any appraisal proceeding by an individual shareholder pursuant to Section 13.02 of the MBCA, the Defendants will not assert as a defense that any of the exceptions set forth in Section 13.02(a)(1) of the MBCA apply to the Merger. However, Section 13.02 has not been the subject of judicial interpretation in these circumstances and it is possible that a court will determine that an exception applies and that ZOLL’s shareholders are not entitled to appraisal rights under Massachusetts law notwithstanding Defendants’ agreement referred to above. In exchange for these additional disclosures and agreement regarding appraisal, the parties to the Litigation will use their best efforts to agree upon, execute and present to the court in the Litigation as promptly as is practicable a stipulation of settlement and such other documents as may be necessary and appropriate to obtain the prompt approval by the court of such stipulation and dismissal with prejudice. The settlement also provides that the Defendants will be released by the plaintiffs from all claims arising out of the Offer, the Merger and the transactions contemplated by the Merger Agreement. The settlement, including the payment by ZOLL of attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under applicable law. In the event that the stipulation of settlement is not approved and such conditions are not satisfied, the Defendants will continue to vigorously defend the Litigation.

The settlement provides that the Defendants deny that they engaged in any wrongdoing, committed any violation of law or acted improperly in any way, and believe that they acted properly at all times and that the Litigation has no merit, but wish to settle the Litigation in order to eliminate the distraction of further litigation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: April 13, 2012

ASAHI KASEI CORPORATION
By:	/s/ Taketsugu Fujiwara
Name:	Mr. Taketsugu Fujiwara
Title:	President and Representative Director
ASCLEPIUS SUBSIDIARY CORPORATION
By:	/s/ Hideo Hikami
Name:	Mr. Hideo Hikami
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 26, 2012 (1)

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (3)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (4)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (5)

(a)(5)(A)	Joint Press Release issued by Asahi Kasei and ZOLL, dated March 12, 2012 (6)

(a)(5)(B)	English Translation of Japanese Press Release issued by Asahi Kasei, dated March 12, 2012 (7)

(a)(5)(C)	Materials for Asahi Kasei Investor Presentation, dated March 12, 2012 (8)

(a)(5)(D)	Form of summary advertisement, published March 26, 2012 in The Wall Street Journal (9)

(a)(5)(E)	Press Release regarding commencement of the tender offer issued by Asahi Kasei, dated March 26, 2012 (10)

(b)(1)	Commitment Letter, dated March 12, 2012, by and among UBS AG, Tokyo Branch and Asahi Kasei Corporation (11)

(b)(2)	English Language Summary of Debt Financing Agreement, dated April 9, 2012, by and among Asahi Kasei Corporation, UBS AG, Tokyo Branch, Sumitomo Mitsui Banking Corporation and certain lenders party thereto (12)

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and ZOLL (13)

(d)(2)	Confidentiality Agreement, effective as of January 25, 2012, by and between Asahi Kasei and ZOLL (14)

(d)(3)	Tender and Voting Agreement, dated as of March 12, 2012, by and among Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and certain shareholders of ZOLL (15)

(d)(4)	Limited Waiver of Tender and Voting Agreement, dated as of March 29, 2012, by Asahi Kasei, Asahi Kasei Holdings US, Inc. and Purchaser (16)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(2)	Incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(3)	Incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(4)	Incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(5)	Incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(6)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(7)	Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(8)	Incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012

(9)	Incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(10)	Incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(11)	Incorporated by reference to Exhibit (b)(1) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(12)	Incorporated by reference to Exhibit (b)(2) to the Schedule TO-T/A filed by Asahi Kasei on April 9, 2012
(13)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by ZOLL on March 12, 2012
(14)	Incorporated by reference to Exhibit (d)(2) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(15)	Incorporated by reference to Exhibit 2.2 to the Form 8-K filed by ZOLL on March 12, 2012
(16)	Incorporated by reference to Exhibit (d)(5) to the Schedule TO-T/A filed by Asahi Kasei on April 2, 2012